One Financial Center Boston, MA 02111 617 542 6000 mintz.com

May 5, 2021

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: David Gessert, Office of Life Sciences

Re:	Sera Prognostics, Inc.

Draft Registration Statement on Form S-1

Submitted March 26, 2021

CIK No. 0001534969 (the “Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Sera Prognostics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 26, 2021 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Gregory C. Critchfield, M.D., M.S., President and Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Amended Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

Draft Registration Statement on Form S-1

General

Comment 1:       Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

May 5, 2021

Response 1:

The Company acknowledges the Staff’s request, and the Company is providing the slide presentations it has used for the “testing the waters” meetings it has conducted to date, which slide presentations constitute the only written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act.  The Company further informs the Staff that potential investors have not been permitted to retain copies of the respective slide presentation.

Prospectus Summary
Overview, page 2

Comment 2:       We note your statement here and on pages 18, 64 and 76 that you are a "leading" women’s health company. We further note that you have note earned material revenues to-date and have one product. Please expand to provide the basis for your statement or revise.

Response 2:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 2, 18, 64 and 75 in response to the Staff’s comment.

Our Pipeline, page 4

Comment 3:      Please tell us why you believe it is material to investors to include the product candidates other than the PreTRM Test in your product pipeline table given the early stage of development of those candidates.

Response 3:

The Company acknowledges the Staff’s comment, and the Company respectfully advises the Staff that it believes it is material to investors to include the product candidates other than the PreTRM Test in its product pipeline table for the following reasons. The Company has made significant progress in discovering and verifying predictors for molecular time to birth, gestational diabetes and preeclampsia. Moving candidate predictors through the various stages of development, from discovery through verification and validation, is required for any predictor to become part of a new product, in much the same way that progressing pharmaceutical candidates through phases of clinical development is a necessary prerequisite for commercialization. In addition to helping to fund its commercialization of the PreTRM test, the Company plans to spend a significant portion of the proceeds of the offering on advancing the biomarker predictors in its pipeline through the various developmental stages toward commercialization. The Company believes that the pipeline graphic provides investors with an important view into the relative and absolute progress among product candidates in the Company’s strategic path toward becoming The Pregnancy Company®. Accordingly, the Company believes that to exclude them from the pipeline table would be an omission of information potentially material to investors. Furthermore, the Company is using its proprietary proteomics and bioinformatics platform to discover, develop and commercialize biomarker tests with the aim of improving the lives of mothers and babies. By including the product candidates other than the PreTRM Test in the product pipeline, the Company is providing investors with a more complete picture of the status of its progress in meeting this aim.

May 5, 2021

Business

The PreTRM Test — Our Solution to Preterm Birth

Healthcore/Anthem Health and Economic Study, page 95

Comment 4:        Please disclose the results of this study if they are currently known.

Response 4:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 93 and 94 as requested.

Product Pipeline, page 95

Comment 5:       Please expand your disclosure to describe the activities performed in each of your pipeline developmental phases, i.e., discovery, verification and validation. Further, please describe the criteria you apply for moving a candidate from one phase to the next.

Response 5:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 94 to 97 as requested.

Other Scientific Publications, page 98

Comment 6:       Please tell us the purpose of including information related to these three publications here. Further, tell us how investors should consider the disclosure in light of the fact that one of the publications does not appear directly related to you or your products and one of the publications is described as an “opinion paper.” Additionally, with respect to the publication related to the analytical validation of your commercial mass spectrometry proteomic workflow, if this study is material to understanding your business operations, please expand to provide a materially complete description of the study and its results. Please note that you are responsible for the entire content of the registration statement.

Response 6:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 97 and 98 as requested.

Material Agreements

Anthem Commercial Collaboration Agreement, page 99

Comment 7:       Please expand to disclose, as of the latest most practicable date, (i) the fees paid by Anthem and (ii) the number of PreTRM tests you have provided under the agreement.

May 5, 2021

Response 7:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 99 and 100 as requested.

Intellectual Property, page 101

Comment 8:        Please expand your disclosure to address the following:

•	with respect to each of your patent families, clarify the type of protection covered for each of your patents or patent families; and

•	with respect to your second patent family, disclose the foreign jurisdictions where you have foreign patent applications pending.

Response 8:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 101 and 102 as requested.

Principal Stockholders, page 136

Comment 9:       Please ensure that you identify the natural person(s) with voting and/or dispositive power over the shares held by the 5% or greater shareholders identified in your table.

Response 9:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 138 to 142 as requested.

Comment 10:    Please expand your beneficial ownership table and related disclosure to provide beneficial ownership disclosure for your principal financial officer, Jay Moyes. Refer to Items 403(b) and 402(a)(3) of Regulation S-K for guidance.

Response 10:

With regard to the request for the presentation of beneficial ownership disclosure for Sera’s principal financial officer, Jay Moyes, we respectfully note that since Sera is an emerging growth company (EGC), it is providing compensation information pursuant to the provisions of Item 402(m)-(r) of Regulation S-K, rather than the provisions of Item 402 that apply to non-EGCs and non-smaller reporting companies (i.e., Item 402(a)–(k) of Regulation S-K). We therefore believe that Sera is not required to include Mr. Moyes’ individual beneficial ownership information in the beneficial ownership table, because he is not a Named Executive Officer as defined in Item 402(m)(2). We note in particular that Item 402(m)(2) does not include persons who serve in the principal financial officer role during a fiscal year as Named Executive Officers by definition. Mr. Moyes further does not qualify as one of Sera’s two most highly compensated executive officers other than the principal executive officer who were serving as executive officers at the end of the last completed fiscal year, under Item 402(m)(2)(ii). We will, however, include Mr. Moyes’ beneficial ownership information in the beneficial ownership table pursuant to the collective category for “all current executive officers and directors as a group”.

May 5, 2021

Description of Capital Stock

Exclusive Jurisdiction of Certain Actions, page 142

Comment 11:    We note your disclosure on page 51 that your bylaws will provide that the United States District Court for the District of Utah shall be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please expand your disclosure in this section to clearly describe your federal forum provision, address any uncertainty as to its enforceability and discuss the impact it may have on investors, including increased costs to bring a claim and that the provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Additionally, please revise here and in the risk factor on page 51, as warranted, to clarify whether your exclusive and federal forum provisions will be in your bylaws or your amended and restated certificate of incorporation.

Response 11:

The Staff’s comment is acknowledged, and the Company has revised the disclosures on pages 51, 147 and 148 in response to the Staff’s comment.

Note 10. Stock-based Compensation, page F-21

Comment 12:     Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response 12:

The Company acknowledges the Staff’s request and undertakes to comply with it. Once the Company has determined an estimated offering price range, the Company will inform the Staff of such range and explain the reasons for any differences between recent valuations of the Company’s common stock leading up to the initial public offering and the estimated offering price range.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (617) 348-4443 or Jonathan L. Kravetz of this firm at (617) 348-1674 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,
/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission
Celeste Murphy
Tracey McKoy
Kevin Kuhar

Sera Prognostics, Inc.
Gregory C. Critchfield, M.D., M.S.
Benjamin G. Jackson

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz